Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

JCorriero@stradley.com

215.564.8528

May 26, 2017

FOIA Confidential Treatment Requested

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on April 27, 2017, to Post-Effective Amendment No. 31, Amendment No. 33, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on March 27, 2017, to register shares of the Virtus Enhanced U.S. Equity ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

Prospectus

1.	The Fund’s investment objective currently provides that the Fund seeks investment results that correspond, before fees and expenses, to the price and yield performance of the Rampart Enhanced U.S. Equity Index (the “Underlying Index”). Consider revising the Fund’s objective to say that the Fund seeks investment results that “track” or “correlate to” the Index.

RESPONSE: In the exemptive application granting relief for the Trust to operate funds as exchange-traded funds (“ETFs”), the Trust represented that the “investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index.” Because it is our understanding that most ETFs with similar exemptive relief, including the other Virtus index ETFs, include investment objectives that are substantially similar to the language included in their exemptive applications, we believe it would be prudent for the Trust to retain the existing language.

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2.	Please confirm supplementally that all of the fees that are excepted out of the unified fee described in footnote 1 to the fee table are estimated to be 0.00%, as reflected in the “Other Expenses” line item.

RESPONSE: Several of the fees excepted from the unified fee constitute extraordinary expenses, such as litigation expenses. Per Instruction 3(c)(ii) of Item 3 of Form N-1A, “Other Expenses” do not include extraordinary expenses as determined under generally accepted accounting principles. Other excluded items, such as the advisory fee or 12b-1 fees (if any) are also not considered to be “Other Expenses” (and in fact have their own line items in the fee and expense table under Item 3). To the extent that the other items excluded from the unified fee constitute ordinary operating expenses of the Fund that would otherwise be included under “Other Expenses” per Instruction 3(c) of Item 3, the Trust confirms that such “Other Expenses” of the Fund are estimated for the current fiscal year to be 0.00%, as determined in accordance with Instruction 6(a) of Item 3 relating to “New Funds.”

3.	Because the Fund may invest in ETFs and other investment companies, consider whether an Acquired Fund Fees and Expenses (“AFFE”) line item is required in the Fund’s fee table.

RESPONSE: The Trust does not anticipate that AFFE will be greater than 0.01%; therefore, an AFFE line item will not be included in the Fund’s fee table.

4.	Move the disclosure currently included under footnote 2 to the Fund’s fee table, regarding the authorization to pay a Rule 12b-1 fee, to a more appropriate location because this disclosure is neither permitted nor required by Item 3 of Form N-1A.

RESPONSE: The disclosure currently included under footnote 2 to the Fund’s fee table will be removed, as the information is already disclosed under the section entitled “Investing in the Fund – Distribution and Service Plan” in the Fund’s prospectus. In addition, the line item entitled “Distribution and/or Service (12b-1) Fees” will be removed from the Fund’s fee table pursuant to Instruction 1(a) to Item 3 of Form N-1A, which provides that “[a] Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.”

5.	Pursuant to Instruction 1(a) to Item 3 of Form N-1A, all dollar figures included in the Example should be rounded to the nearest dollar.

RESPONSE: The Trust confirms that all dollar figures shown in the Example will be rounded to the nearest dollar.

6.	Please specify in the Fund’s 80% Names Rule policy whether assets are based on total or net assets, plus any borrowings for investment purposes.

RESPONSE: The Trust confirms that the Fund’s 80% Names Rule policy will be revised to specify that the Fund will invest not less than 80% of its “net” assets in common stocks of issuers that trade principally on U.S. exchanges. Because the Fund does not currently engage in borrowing for investment purposes, however, the Trust does not believe that prospectus disclosure regarding the impact of borrowings on the 80% Names Rule policy is necessary or appropriate at this time. The Trust notes that the following language is currently set forth in the Fund’s Statement of Additional Information (“SAI”) under “General Description of the Trust and the Fund – Fund Name and Investment Policy”: “[f]or this policy, ‘assets’ means net assets plus the amount of any borrowings for investment purposes.”

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7.	Confirm whether the white paper for the Underlying Index has changed as a result of the disclosure changes to the Fund’s options overlay strategy included in the Amendment. If the Fund’s white paper has changed, please provide, when responding to the Staff’s comments, the revised portions of the white paper.

RESPONSE: The white paper for the Underlying Index is being provided under separate cover.

8.	The Principal Investment Strategy section of the Fund’s prospectus provides that “[t]he Equity Portfolio is comprised of the largest 400 U.S. stocks as measured by market capitalization.” Please disclose the universe from which the largest 400 stocks are selected.

RESPONSE: The following will be added to the Principal Investment Strategy section of the Fund’s prospectus:

The Equity Portfolio is comprised of the largest 400 U.S. stocks listed on the New York Stock Exchange and NASDAQ, as measured by market capitalization.

9.	The Principal Investment Strategy section of the Fund’s prospectus provides that “[t]o be eligible for inclusion in the Equity Portfolio, at least 50% of the outstanding shares of each stock must be available for trading.” Please add disclosure explaining what this means.

RESPONSE: The relevant disclosure will be revised as follows:

A company’s stock is ~~To be~~ eligible for inclusion in the Equity Portfolio~~,~~ if at least 50% of the company’s total issued and outstanding shares ~~of each stock must be~~ are available for trading (i.e., are not subject to restrictions that would prevent them from being publicly traded).

10.	The Principal Investment Strategy section of the Fund’s prospectus provides that “[i]n accordance with the Options Strategy Overlay, each week, the Fund will sell (write) out-of-the-money put and call options on the SPX.” Please disclose whether the put and call options are written at the same strike price or different strike prices.

RESPONSE: See response to comment 11 below.

11.	Please make sure all of the disclosure in the Options Strategy Overlay section is in plain English. For example, disclose what “out-of-the-money” put and call options are.

RESPONSE: The Options Strategy Overlay disclosure will be revised as follows:

Options Strategy Overlay. The Options Strategy Overlay uses an objective, rules-based methodology to transact in cash-settled options linked to the S&P 500 Index (SPX) with a one-week maturity. In accordance with the Options Strategy Overlay, each week, the Fund will sell (write) out-of-the-money put and call options on the SPX. An SPX put option gives the purchaser the right to sell, and an SPX call option gives the purchaser the right to buy, the value of the SPX at a specific price (i.e., the strike price) at or prior to a specific date (i.e., the expiration date). An SPX option is “out-of-the-money” if the strike price is below (for a put) or above (for a call) the current value of the SPX. Pursuant to the Options Overlay Strategy, each put and call option will be written at a strike price nearest to 10 delta, which is a calculated value that sets the strike price of the option based on an estimated 10% probability of finishing in-the-money. The notional value of

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the written put position will equal approximately half of the value of the Equity Portfolio, and the notional value of the written call position will equal approximately 100% of the Equity Portfolio. The notional value of a written put or call option is the total exposure created by the option (i.e., the value of the underlying instrument at its strike price).

Each time the Fund sells an out-of-the-money put and call option, the Fund receives a premium from the option buyer, which increases the Fund’s return if the option is not exercised prior to its expiration date—options are generally not exercised if they remain out-of-the-money or at-the-money (i.e., if the strike price is equal to the current value of the SPX). If, however, the option is exercised in-the-money, the Fund would be obligated to pay the buyer the difference between the strike price and the value of the SPX. The amount by which the written options are out-of-the-money will depend on the current volatility of the SPX, and in general the written options will be farther out-of-the-money in higher SPX volatility environments. This strategy is intended to generate returns for the Fund if the SPX experiences relatively lower volatility in the near term.

The Options Strategy Overlay provides that all options will be structured as European style options, meaning they will ~~allowed to~~ expire at the close of business on the expiration day. If any cash is required to satisfy option obligations at expiration, the Equity Portfolio will be liquidated proportionally across all holdings. For the written, cash-settled SPX options, the Fund will designate cash and liquid securities, marked-to-market daily, at least equal to the in-the-money amount of the cash-settled contract.

12.	Disclose in the Principal Investment Strategy section of the Fund’s prospectus what the “notional value” of the written put position and written call position means.

RESPONSE: See response to comment 11 above.

13.	Disclose in the Principal Investment Strategy section of the Fund’s prospectus what happens on an option’s expiration date in each of the three following situations: (i) the put and call options expire out-of-the-money; (ii) the put and call options expire in-the-money; and (iii) the put and call options expire at-the-money.

RESPONSE: See response to comment 11 above.

14.	Disclose in the Principal Investment Strategy section of the Fund’s prospectus whether the Fund utilizes European style options, or American style options, or both.

RESPONSE: As noted in response to comment 11 above, the Fund currently utilizes European style options.

15.	The Principal Investment Strategy section of the Fund’s prospectus provides that “[f[or the written, cash-settled SPX options, the Fund will designate cash and liquid securities, marked-to-market daily, at least equal to the in-the-money amount of the cash-settled contract.” Please add disclosure stating that the Fund will designate cash in an amount not less than the strike price of the put or call option. See Dreyfus No-Action Letter (June 22, 1987).

RESPONSE:  Investment Company Act Release No. 10666 (Apr. 18, 1979) and subsequent SEC staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18

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of the Investment Company Act of 1940 provided that a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transactions.  In the case of written options that are required to cash settle, the Fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligations (i.e., the in-the-money amount of the cash-settled written options).

The Trust believes that this practice is consistent with currently effective policies of other registered funds that use similar descriptions of coverage practices in their registration statements. The Trust notes that, subsequent to the Dreyfus No-Action Letter, the SEC and its staff have taken the position that segregation of marked-to-market obligations is permissible for certain types of instruments that are required to cash settle (i.e., forwards, futures and interest rate swap contracts).1 The Trust believes that there is no practical difference between the Fund’s potential obligation under a forward or futures contract that is required to cash settle and written options that are required to cash settle, and notes that the SEC has recognized that “many funds now apply mark-to-market segregation to other cash-settled instruments, including … cash-settled written options,” without including any statement that such practice is prohibited under current guidance.2 The Trust acknowledges the staff’s comment above, but respectfully submits that this position appears to have been expressed only through comments provided to certain registrants in recent inspections and registration statement filings, rather than through any affirmative statement in a statute, rule, SEC release or SEC staff no-action letter. Given this background, the Trust believes that requiring the Fund to take such an approach would place the Fund at a competitive disadvantage to other funds in the industry.

As a result of the foregoing, the Trust respectfully declines to make this change.

16.	In the Principal Investment Strategy section of the Fund’s prospectus, the disclosure states the Fund will concentrate its investments to the same extent as the Underlying Index. If the Fund and/or Underlying Index is currently concentrated in any particular industry, please disclose that industry and the accompanying risks.

RESPONSE: To the extent the Underlying Index is concentrated in a particular industry or group of industries prior to the effective date of the Fund’s Registration Statement, the Fund will specify the industry or group of industries in which it expects to be concentrated and the accompanying risks. As of the date of this response letter, however, the Underlying Index is not concentrated in an industry or group or industries.

17.	Provide more detail on the options risk factor, including the risks relating to implied volatility.

RESPONSE: The following risk factor will be added to the section entitled “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks” in the Fund’s prospectus, as the risk of implied volatility is not viewed as a principal risk of the Fund:

Implied Volatility Risk. The Fund incurs a liability each time it sells an SPX option, which represents the value of the option sold, until the option is exercised or expires. The value of the SPX options sold by the Fund is partly based on their “implied volatility” (i.e., the expected volatility of the stock underlying the SPX option over the life of the option), which is used by market participants to price such options. As a result, increases in the implied volatility of SPX options will cause the value of such options to increase to the seller (even if the prices of the stocks underlying the SPX do not change), which will result in a corresponding increase in the liabilities of the Fund under the SPX options, and thus decrease the Fund’s NAV. The Fund is therefore exposed to implied volatility risk before an SPX option is exercised or expires. The implied volatility of the SPX options sold by the Fund may increase due to general market and economic conditions, perceptions regarding the sectors or industries in which the issuers of stocks on the SPX participate, or other factors specific to the companies whose stocks trade on the SPX.

18.	The Fund’s valuation disclosure under the heading “Description of Net Asset Value” in the Fund’s prospectus includes a discussion of how debt securities are valued. If investments in debt securities are part of the Fund’s principal investment strategies, please add disclosure.

RESPONSE: The Trust confirms that investments in debt securities are not part of the Fund’s principal investment strategies.

STATEMENT OF ADDITIONAL INFORMATION

19.	The disclosure in the Fund’s SAI under the heading “Fund Name and Investment Policy” provides that “in appropriate circumstances, synthetic investments may be included in the 80% basket if they have economic characteristics similar to the other investments included

1 See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions address through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’).” We understand, however, that many funds now apply mark-to-market segregation to a wider range of cash-settled instruments. Our staff has observed that some funds appear to apply the mark-to-market approach to any derivative that is cash settled”).

2 Id.

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in the basket.” Please explain how this is permissible under the Fund’s exemptive relief, which requires the Fund to invest at least 80% of its assets in the component securities of the Underlying Index.

RESPONSE: The relevant disclosure will be revised as follows:

FUND NAME AND INVESTMENT POLICY.  The Fund has a name that suggests a focus on a particular type of investment. In accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of its assets in investments of the type suggested by its name (the “Names Rule Policy”). For this ~~policy~~ Names Rule Policy, “assets” means net assets plus the amount of any borrowings for investment purposes. In addition, in appropriate circumstance and subject to compliance with the Fund’s exemptive relief, synthetic investments may be included in the 80% basket of the Names Rule Policy if they have economic characteristics similar to the other investments included in the basket. The Fund’s ~~policy to invest at least 80% of its assets in such a manner~~ Names Rule Policy is not a “fundamental” ~~one~~ policy, which means that it may be changed without a vote of a majority of the Fund’s outstanding shares as defined in the 1940 Act. However, under Rule 35d-1, shareholders must be given written notice at least 60 days prior to any change by the Fund of its ~~80% investment policy~~ Names Rule Policy.

20.	Please confirm supplementally that if derivatives are counted towards the Fund’s policy to invest at least 80% of its assets in investments of the type suggested by its name (“Names Rule 80% Policy”), they are valued based on market value and not notional value

RESPONSE: The Trust confirms supplementally that the Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its Names Rule 80% Policy.

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

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